OMB APPROVAL
OMB Number: 3235-0167
Expires: December 31, 2014
Estimated average burden hours per response.....1.50

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-17679

BOSTON CAPITAL TAX CREDIT FUND LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

One Boston Place, Suite 2100, Boston, Massachusetts 02108

(617) 624-8900

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Beneficial Assignee Certificates

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Boston Capital Tax Credit Fund Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2014 BOSTON CAPITAL TAX CREDIT FUND LIMITED PARTNERSHIP

By:	Boston Capital Associates Limited
Partnership, General Partner

	By:	BCA Associates Limited Partnership, General Partner

	By:	C&M Management, Inc., General Partner

	By:	/s/ John P. Manning __
John P. Manning

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.